Exhibit 99.1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of February 11, 2021, by and among Steven Schuurman and CMXI B.V.

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties to this Agreement agree to the joint filing on behalf of each of them of any filings on Schedule 13D or Schedule 13G, and any and all amendments thereto, and any other document relating thereto required to be filed by them pursuant to the Exchange Act.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

STEVEN SCHUURMAN

/s/ Steven Schuurman

CMXI B.V.

By:	Clavis Directievoering B.V.
Its:	Managing Director

By:	/s/ M.W.L. Dill
Name:	M.W.L. Dill
Title:	Director